PE 1/14/2013



13001154

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Judith H. Jones
Aetna Inc.
jonesjh@aetna.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2013

Re: Aetna Inc.
Incoming letter dated January 14, 2013

Dear Ms. Jones:

This is in response to your letters dated January 14, 2013 and February 22, 2013 concerning the shareholder proposal submitted to Aetna by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter from the proponents dated February 15, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Richard S. Simon
The City of New York, Office of the Comptroller
rsimon@comptroller.nyc.gov

March 1, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aetna Inc.
Incoming letter dated January 14, 2013

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship.

We are unable to concur in your view that Aetna may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Aetna may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



151 Farmington Avenue
Hartford, CT 06156

Judith H. Jones
Vice President & Corporate Secretary
Law & Regulatory Affairs
860-273-0810

February 22, 2013

<u>*Via Electronic Mail*</u>

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: *Aetna Inc.: Shareholder Proposal of Comptroller of the City of New York on Behalf of Certain New York City Public Retirement Systems*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is in response to the letter dated February 15, 2013 submitted on behalf of the New York City Pension Funds (the "Proponent"). The Proponent's letter was sent in response to Aetna Inc.'s ("Aetna's" or the "Company's") January 14, 2013 letter requesting that the Staff concur in Aetna's view that the Proponent's shareholder proposal (the "Proposal") may be excluded from Aetna's 2013 proxy materials pursuant to Rule 14a-8(i)(3).

The Proposal requests that Aetna's Board of Directors (the "Board") adopt a policy that the "Chair of the Board shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship."

Under the Proposal, a director would have to meet three separate requirements to be qualified as Chair of the Board. Namely, a director would have to: (a) be independent; (b) not be a former employee of the Company; and (c) have no more than a "nontrivial professional, familial or financial connection to the corporation or its CEO."

Although elements (a) and (b) are not specifically defined, the Company concedes that the regulatory requirements applicable to the Company as a publicly traded company listed on the New York Stock Exchange ("NYSE") give the Company sufficient context and guidance to make those determinations. Aetna notes that element (b) is more restrictive than the NYSE's independence standard (NYSE Rule 303A.02), which permits a person who has been an employee of the Company but not within the last three years to qualify as independent.

With respect to the final element, however, that of a director having no more than a "nontrivial professional, familial or financial connection", there is no clear regulatory or other context or guidance for the Company to apply to these terms for purposes of interpreting their meaning. For example, while the NYSE independence standard cited above contains some specific standards with respect to certain types of transactional relationships that would make a director not independent, that standard does not provide any guidance with respect to other types of relationships that could be categorized as "nontrivial professional, familial or financial connections."

In its February 15, 2013, letter, the Proponent argues that the Proposal may not be omitted from Aetna's 2013 proxy materials because "shareholders and [the Board] should be able to understand the phrase 'nontrivial professional, familial or financial connection ....'" Unlike the NYSE, which specifically provides the Board with an ability to exercise its own judgment with respect to the facts and circumstances surrounding a director's relationships with management and Aetna, there is no indication in the Proposal itself or the related supporting statement that the Board is expected or permitted to apply its own discretion in making this determination. Given that the Proposal's prohibition on former employment is different and more restrictive than the NYSE standard, the Proposal likely intends that the final element concerning "nontrivial" relationships also be different than the independence assessment that the Board already conducts. However, there is no indication of how the Board, or shareholders, are expected to understand or apply that difference.

The Proponent cites Clear Channel Communications (avail. Feb. 15, 2006) as an "identical" type of proposal. It is not. Although the proposal addressed in the Clear Channel no-action letter used the terms "nontrivial professional, familial or financial connection," these terms were used in a very different manner. The proposal in the Clear Channel no-action letter cited and incorporated, in part, the definition of director independence found on the website of the Council of Institutional Investors ("CII"), and the proposal itself pointed shareholders to the CII website by providing the applicable web address. If one looks at the current independence definition posted on the CII website, a copy of which is attached hereto as Exhibit A, CII's definition of "independent director" itself incorporates the terms "nontrivial professional, familial or financial connection" and provides in excess of two pages of context as to how that standard should be applied. In fact, the current CII definition specifically states that the "notes that follow are supplied to give **added clarity and guidance** in interpreting the specified relationships" (emphasis added). By contrast, the Proposal submitted by the Proponent to Aetna gives no such clarity or guidance and does not refer to CII's director independence standard.

As just one example, the CII definition referred to in the Clear Channel no-action letter specifically defines the term "relative" to include spouses, parents, children, step-children, siblings, mothers and father-in-law, sons and daughters-in-law, nieces, nephews, first cousins and anyone sharing the director's home. This is extremely helpful guidance for determining whether a particular relationship or transaction involves a "familial connection" and should be considered to begin with. We note that this is a different (and broader) definition than "immediate family members" under the NYSE standard.

Under the Proponent's Proposal, there is no such outside reference, and our Board and shareholders are left with no guidance whatsoever (a) regarding what the terms "nontrivial financial, familial or professional connection" mean and (b) for how to determine whether a particular transaction or relationship would be considered nontrivial.

As discussed above, neither the NYSE director independence standard applicable to Aetna nor the CII director independence standard applies to the Proposal. Without any guidance, as outlined in our January 14, 2013 letter, in this context, the term nontrivial could have many differing interpretations and, as a result, neither the Company nor its shareholders are able to determine with any certainty the standard expected to be applied.

For these reasons and the reasons set forth in our letter dated January 14, 2013, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to call me at (860) 273-0810.

Sincerely,



Judith H. Jones

cc: Richard S. Simon, Esq.
Deputy General Counsel

EXHIBIT A

7.1 Introduction: A narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and shareowners'financial interest because:

- Independence is critical to a properly functioning board;
- Certain clearly definable relationships pose a threat to a director's unqualified independence;
- The effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareowners or other board members; and
- While an across-the-board application of any definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small and is far outweighed by the significant benefits.

Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareowners. Directors have an obligation to consider all relevant facts and circumstances to determine whether a director should be considered independent.

7.2 Basic Definition of an Independent Director: An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

7.3 Guidelines for Assessing Director Independence: The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships. A director will not be considered independent if he or she:

7.3a Is, or in the past five years has been, or whose relative is, or in the past five years has been, employed by the corporation or employed by or a director of an affiliate;

NOTES: An "affiliate"relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, joint venture partners and general partners meet the definition of an affiliate, and officers and employees of joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor"is an entity that within the last five years was party to a "merger of equals"with the corporation or represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

7.3b Is, or in the past five years has been, or whose relative is, or in the past five years has been, an employee, director or greater-than-20-percent owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel"to a firm will be considered an employee of that firm.

The term "executive officer"includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

7.3c Is, or in the past five years has been, or whose relative is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation and either: (i) such payments account for one percent of the third-party's or one percent of the corporation's consolidated gross revenues in any single fiscal year; or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds one percent of the corporation's or third party's assets. Ownership means beneficial or record ownership, not custodial ownership;

7.3d Has, or in the past five years has had, or whose relative has paid or received more than $50,000 in the past five years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: CII members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers—even if no other services from the director are specified in connection with this relationship;

7.3e Is, or in the past five years has been, or whose relative is, or in the past five years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a direct beneficiary of any donations to such an organization;

NOTES: A "significant grant or endowment"is the lesser of $100,000 or one percent of total annual donations received by the organization.

7.3f Is, or in the past five years has been, or whose relative is, or in the past five years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director or such relative;

7.3g Has a relative who is, or in the past five years has been, an employee, a director or a five percent or greater owner of a third-party entity that is a significant competitor of the corporation; or

7.3h Is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.



Richard S. Simon
Deputy General Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 602
NEW YORK, N.Y. 10007-2341

JOHN C. LIU
COMPTROLLER

TELEPHONE: (212) 669-4568
FAX NUMBER: (212) 815-8663

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

February 15, 2013

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Aetna Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 14, 2013 letter (the "Company Letter") submitted to the Securities and Exchange Commission by inside counsel for Aetna Inc. ("Aetna" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2013 annual meeting the Funds' shareholder proposal (the "Proposal").

I have reviewed the Proposal, as well as the Company's Letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2013 Proxy Materials. The Proposal, for an independent Board Chair, simply provides that a candidate for Board Chair who is an independent director must also not be a current or former employee and have no other nontrivial connection to the Company or its CEO besides his or her directorship. As such, it is in no way vague or indefinite under Rule 14a-8(i)(3). Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

definition.

Second, as to the next requested criterion for a Chair of the Board, that the Chair not be a "current or former employee of the company," the Company Letter does not claim that this plain requirement is vague or indefinite.

Thus, as to the first two criteria, the Proposal is very similar to other shareholder proposals that the Staff did not concur were vague and indefinite, which requested that the chairman be an independent director who had not previously served as an executive officer of the company. *See, e.g., PepsiCo, Inc.* (Feb. 2, 2012); *Reliance Steel & Aluminum Co.* (Feb. 2, 2012); *General Electric Co.* (Jan. 10, 2012); and *Allegheny Energy, Inc.* (Feb. 12, 2010).

Third, the final requested criterion for a Chair of the Board, that the Chair's "only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship," is one that the shareholders can understand and the Company can readily implement. While the Company seeks to raise hypotheticals as to what may or may not constitute a nontrivial connection (Company Letter at pp. 3-4), the Company's directors and their counsel should be fully able to handle any judgment calls that may arise. Indeed, the Company's directors make those judgments already: the Company uses both the NYSE independence rules and its own director independence rules (neither of which, as noted, is affected by this Proposal). The Company's "Independence Standards for Directors" are found at http://www.aetna.com/investors-aetna/governance/director_independence_standards.html. In part (c) of Aetna's independence rules, the other independent directors are told to decide whether a director's relationships that do not fall within any "safe-harbor" guideline are "material or not":

> For relationships outside the safe-harbor guidelines in (b) above, the determinations of whether the relationship is material or not, and therefore whether the Director would be independent or not, shall be made by the Directors who satisfy the independence guidelines set forth in (a) and (b) above.

Here, just as Aetna's directors already can and do determine whether a director's relationships with the Company are "material or not," so, too, can Aetna's directors determine whether a director's connections with the Company or its CEO are "nontrivial" or not. Thus, the Proposal's third and final criterion is neither vague nor indefinite, under Rule 14a-8(i)(3).

Such a result is in accord with the Staff's prior responses to requests for no-action advice. Notably, as to a prior proposal of the Funds, which sought to require that a compensation committee be composed solely of independent directors, and which included the identical nontrivial connection criterion, the Staff declined to issue no-action advice in response to another company's argument under Rule 14-a(i)(3) that, among other things, "the standard of allowing only trivial professional, familial or financial connections is so vague that the Company could not possibly know when this requirement had been violated or who may or may not be qualified." *Clear Channel Communications* (Feb. 15, 2006).

More broadly, the Staff's no-action advice has consistently reflected a view that under Rule 14a-8(i)(3), both shareholders and companies should generally be able to interpret reasonable words and brief phrases that describe a governance issue as to which a change or a report is sought. *See, e.g., Citigroup, Inc.* (Feb. 5, 2013) (denying no-action advice as to compensation proposal that used such terms as "majority of awards," "performance metrics," and "equity compensation plans"); *First Energy Corp.* (Feb. 12, 2013) (compensation proposal using terms "normal retirement age" and "shares acquired through equity compensation programs"); *EQT Corp.* (Jan. 21, 2013) (proposal for study on political contributions using the terms "feasibility study," "use of treasury contributions," and "indirect political contributions"); and *The Goldman Sachs Group, Inc.* (Feb. 18, 2011) (proposal for report on political contributions using terms "expenditures" and "attempt to influence the general public, or segment, thereof"). Here, too, for all of the reasons noted, Aetna's shareholders and its directors should be able to understand the phrase "nontrivial professional, familial or financial connection to the corporation or its CEO."

Because the Proposal is clear and not vague, and the Company can readily implement it, then under Rule 14a-8(i)(3), the Company has not met its burden on its sole ground for requesting no-action advice.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Richard S. Simon

Cc: Judith Jones, Esq.
Vice President and Corporate Secretary
Aetna Inc.



151 Farmington Avenue
Hartford, CT 06156

Judith H. Jones
Vice President & Corporate Secretary
Law & Regulatory Affairs, RC61
(860) 273-0810
Fax: (860) 273-8340

January 14, 2013

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Comptroller of the City of New York on Behalf of Certain New York City Public Retirement Systems*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Aetna Inc. (the "Company") intends to omit from its Proxy Statement and form of Proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from the Comptroller of the City of New York on behalf of the New York City Fire Department Pension Fund, the New York City Teacher's Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") adopt a policy that the "Chair of the Board shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the corporation or CEO is the directorship". A copy of the Proposal, the Supporting Statement and related correspondence are attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has, on numerous occasions, concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Indus., Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"). Specifically, the Staff has permitted the exclusion of proposals requesting that a company adopt a particular definition when the proposal or supporting statement failed to include any reference to a description of the substantive provisions of the recommended definition.

In the instant case, the Proposal would require that the standard of independence with respect to the Chair of the Board be set with reference to "nontrivial professional, familial or financial connections" but does not specifically define what these terms ultimately mean. In *JP Morgan Chase & Co.*, (avail. March 5, 2008), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the Council of Institutional Investors definition." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws." *See also WellPoint, Inc.* (avail. February 24, 2012) (permitting omission of proposal asking Board to adopt a policy that the board chairman be independent according to NYSE listing standards, unless listed on another exchange, at which time that exchange's statement of independence should apply; *Exxon Mobil Corp.* (avail. March 21, 2011) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting a report based upon the "Global Reporting Initiative"); *Johnson & Johnson* (avail. Feb. 7, 2003) (permitting the omission of a shareholder proposal in reliance on Rule 14a-8(i)(3) requesting the adoption of the "Glass Ceiling Commission's" business recommendations); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring in the exclusion of a shareholder proposal in reliance on Rule 14a-8-(i)(3) requesting implementation of the "SA8000 Social Accountability Standards").

The Company is listed on the New York Stock Exchange ("NYSE") and is subject to the corporate governance listing standards in the NYSE listed company manual. Those standards include Section 303A.02, which contains several "independence tests" that have specified thresholds with respect to professional, familial and financial connections. For example, a director is not considered independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues. As set forth in the Company's 2012 Proxy Statement, many of the Company's independent Directors have ordinary course business transactions with the Company, all of which are below these NYSE thresholds for determining the independence of a Director. However, the Company has no way of knowing which, if any, of these transactions would also be considered "nontrivial" for purposes of implementing the Proposal, and shareholders may have differing views on whether these transactions would qualify as "nontrivial," since the Proposal and supporting statement gives no guidance as to what the term means.

It is clear that the Proponent is proposing a standard that is different than the NYSE standard for independence because the Proposal does not refer to the NYSE rules; however, it is impossible to determine what that specific threshold is for any professional, familial or financial connections that a director may have to the Company or its CEO. With respect to financial connections for the transactions noted above, the Proposal may be intended to define director independence with respect to the total dollar amount of transactions, whatever that amount may be, regardless of the effect on either company's results, or it may be similar to the NYSE threshold and intended for the financial connection to be measured against a percentage of the other company's revenues or some other financial metric for an indication of the materiality of the impact on director independence. An analysis of the "familial" connections referenced in the Proposal also leads to vague and indeterminate conclusions. For example, it may be that the

Proposal intends to define independence so that any director who has a spouse or children employed by the Company is determined to have a "nontrivial" connection to the Company, or it may be that the Proposal defines director independence to preclude any directors who have any family members, however extended such as including in-laws and cousins, from being independent. Perhaps instead it matters more as to the family members' position at the Company, so that a "nontrivial familial" connection may not include a child who is a clerk with nominal compensation, but would include a child who is employed as a senior manager or executive officer. The Proposal is perhaps at its most vague with respect to nontrivial "professional" connections, as it is unclear whether this would go so far as to include instances where both the director and the CEO belong to the same professional organization, as just one example. These are just a few of a multitude of possibilities that the Company is being asked to interpret for purposes of adopting the resolution and that shareholders must evaluate in order to make informed voting decisions.

The supporting statement also does not provide any guidance as to the crucial meaning of "nontrivial" connections in this context, which could be subject to differing and conflicting interpretations given the generic and subjective nature of the term as applied to director independence. While the Proposal also references as an independent director someone who is not a current or former employee of the company, that is simply one of the two elements of the independence standards that the Proposal defines, as it goes on to indicate that independence must also include an additional assessment that "...**and** whose only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship" (emphasis added). The reference to nontrivial connections is a central element, and a prominent feature, of the Proposal and is given equal weight in the resolution along with the reference to current or former employment for defining an independent Chair. There is no indication that it supplements, or merely provide guidance for, the employment standard, especially as the nontrivial connections include professional, familial and financial.

As a result, neither the Company nor its shareholders would be able to determine the standard of independence to be applied under the Proposal. As the Staff has found on numerous occasions, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without at least knowing with reasonable certainty what they are voting on. *See* SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *WellPoint, Inc.* (avail. Feb. 24, 2012) (same); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (same); *Faqua Indus., Inc.* (avail. Mar. 12, 1991) (same).

The Proposal at hand is distinguishable from other shareholder proposals seeking to establish an independence standard for directors where the Staff did not concur that the proposals were excludable as vague and indefinite. First, the Staff has not granted no-action relief where the proposal simply failed to specify a standard for director independence. *See First Mariner Bancorp* (avail. Jan. 10, 2005); *Alaska Air Group Inc.* (avail. Mar. 1, 2004). Second, the Staff has not granted no-action relief where the proposal requested the adoption of a specific standard for director independence and the substantive provisions of the standard were clearly identifiable to the company and shareholders. *See Clear Channel Communications Inc.* (avail. Feb. 15, 2006); *Ford Motor Co.* (avail. Mar. 9, 2005). Unlike in these situations, the Proposal requests the adoption of a specific standard for director independence but fails to provide any reference to or description of the substantive provisions of the standard. Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action of the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (860) 273-0810.

Sincerely,



Judith H. Jones

JHJ:cjb

Enclosure

cc: Michael Garland, Assistant Comptroller, City of New York

EXHIBIT A



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 4, 2012

Ms. Judith H. Jones
Vice President and Corporate Secretary
Aetna Inc.
151 Farmington Avenue
RW61
Hartford, CT 06156

Dear Ms. Jones:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Aetna Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,



Michael Garland

Enclosures

INDEPENDENT BOARD CHAIR

RESOLVED: Shareholders of Aetna Inc. request that the Board of Directors adopt a policy that the Chair of the Board shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

SUPPORTING STATEMENT

The role of the CEO is to run the company. The role of the board of directors is to provide independent oversight of management and the CEO.

At present, Aetna's CEO also serves as chairman of the board, a conflict of interest that we believe can result in excessive management influence on the board and weaken the board's independent oversight of management. The consequences can include higher executive compensation, lower shareholder returns, more aggressive risk-taking, and ultimately less sustainable companies.

We believe Aetna's acquisition (pending as of November 2012) and integration of Coventry Health Care and the more than 10-year average tenure of its independent directors underscore the need for an independent chairman. In addition, we share the independent board oversight concerns raised by some shareholders in connection with Aetna's questionable political spending and transparency (see http://www.pionline.com/article/20120830/DAILYREG/120839992).

We note that voting shareholders cast the majority of their shares for a proposal requesting an independent chairman at Aetna's 2011 annual meeting. The board subsequently expanded the duties of the Presiding Director and changed the name of the role to Lead Director. But a lead director is not an independent chairman, who sets the agenda and committee assignments and presides over meetings.

According to a June 2012 study of 180 North American companies with market capitalization over $20 billion ("The Costs of a Combined Chair/CEO," GMI Ratings), shareholders pay out more when there is a non-independent chair at the helm. The median total compensation paid to a combined chair/CEO was $16.1 million, 73% more than the $9.3 million paid in total to the positions of CEO and an independent chair.

Companies with a separate chair (independent or non-independent) and CEO also appear to perform better and to be more sustainable over the longer term, according to the GMI study. The 5-year total shareholder return was found to be 28% higher, and the GMI risk ratings lower, at these companies.

Board leadership structure in the U.S. is trending towards an independent chair. Twenty-one percent of S&P 500 companies now have an independent chair compared to 9% in 2003

(Spencer Stuart Board Index). Approximately 73% of directors on boards with an independent chair believe that their companies benefited from the split (Survey, 2008 Public US National Association of Corporate Directors) and more than 88% of senior financial executives believe the positions should be separated (Grant Thornton, 2009 Survey).

We urge shareholders to support this proposal for an independent chairman.